UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 4)*
Nobel Learning Communities, Inc.

(Name of Issuer)
Common Stock, Par Value $.001 Per Share

(Title of Class of Securities)
654889104

(CUSIP Number)
December 31, 2007

(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	654889104

1	NAMES OF REPORTING PERSONS. Camden Partners Strategic II, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,768,213

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

1,768,213

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,768,213

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

17.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

Page 2 of 14 Pages

CUSIP No.	654889104

1	NAMES OF REPORTING PERSONS. Camden Partners Strategic Fund II-A, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,768,213

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

1,768,213

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,768,213

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

17.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

Page 3 of 14 Pages

CUSIP No.	654889104

1	NAMES OF REPORTING PERSONS. Camden Partners Strategic Fund II-B, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,768,213

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

1,768,213

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,768,213

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

17.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

Page 4 of 14 Pages

CUSIP No.	654889104

1	NAMES OF REPORTING PERSONS. David L. Warnock

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,768,213

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

1,768,213

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,768,213

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

17.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Page 5 of 14 Pages

CUSIP No.	654889104

1	NAMES OF REPORTING PERSONS. Donald W. Hughes

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,768,213

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

1,768,213

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,768,213

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

17.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Page 6 of 14 Pages

CUSIP No.	654889104

1	NAMES OF REPORTING PERSONS. Richard M. Berkeley

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,768,213

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

1,768,213

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,768,213

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

17.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Page 7 of 14 Pages

CUSIP No.	654889104

1	NAMES OF REPORTING PERSONS. Richard M. Johnston

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,768,213

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

1,768,213

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,768,213

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

17.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Page 8 of 14 Pages

This Amendment No. 4 to Schedule 13G (“Amendment No. 4”) relating to Nobel Learning Communities, Inc., a Delaware corporation (the “Company”), is being filed on behalf of the undersigned to amend the Schedule 13G filed with the Commission on June 27, 2003, the Amendment No. 1 to Schedule 13G filed with the Commission on February 17, 2004, the Amendment No. 2 to Schedule 13G filed with the Commission on February 10, 2006 and the Amendment No. 3 to Schedule 13G filed with the Commission on February 12, 2007 (collectively, the “Schedule 13G”). Capitalized terms used and not defined herein have the same meaning as in the Schedule 13G. Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13G.
Item 4. Ownership.
Item 4(a) is hereby deleted and replaced in its entirety by the following paragraphs:
     CPS Fund II-A is the direct beneficial owner of an aggregate of 1,669,206 shares of the Common Stock (the “CPS II-A Shares”). CPS Fund II-B is the direct beneficial owner of an aggregate of 99,007 shares of the Common Stock (the “CPS II-B Shares” and together with the CPS II-A Shares, the “Shares”).
     By virtue of CPS II being the sole general partner of each of CPS Fund II-A and CPS Fund II-B and Messrs. Warnock, Hughes, Johnston, and Berkeley being the Managing Members of CPS II, CPS II and each Managing Member may be deemed to beneficially own the Shares directly beneficially owned by each of CPS Fund II-A and CPS Fund II-B, to the extent of the Reporting Person’s respective pecuniary interest therein. Each of the Managing Members disclaims beneficial ownership of the Shares owned by CPS Fund II-A and CPS Fund II-B, except to the extent of their indirect pecuniary interest therein. CPS Fund II-A disclaims beneficial ownership of the CPS II-B Shares and CPS Fund II-B disclaims beneficial ownership of the CPS II-A Shares.
Item 4(b) and (c) are hereby deleted and replaced in their entirety by the following:
(b) Percent of Class: All calculations of beneficial ownership percentages herein assume that the Company had the same 10,366,810 shares of the Common Stock outstanding on December 31, 2007 as it had outstanding on November 5, 2007, as reported by the Company in a Form 10-Q filed by the Company on November 11, 2007 (incorporated herein by reference as Exhibit 5 hereto). Collectively, the Shares represent 17.1% beneficial ownership of the Company’s Common Stock.
(c) Number of shares as to which such Reporting Person has:
(i)	Sole power to vote or to direct the vote: 0 shares for each Reporting Person

(ii)	Shared power to vote or to direct the vote: 1,768,213 shares for CPS II, CPS Fund II-A, and CPS Fund II-B. As described in Item 4(a), each of the Managing Members disclaims the power to vote or direct the vote of the Shares owned by CPS Fund II-A and CPS Fund II-B.

(iii)	Sole power to dispose or to direct the disposition: 0 shares for each Reporting Person

(iv)	Shared power to dispose or to direct the disposition: 1,768,213 shares for CPS II, CPS Fund II-A, and CPS Fund II-B. As described in Item 4(a), each of the Managing Members disclaims the power to vote or direct the vote of the Shares owned by CPS Fund II-A and CPS Fund II-B.
Exhibits
     Exhibit 1 – Agreement regarding filing of joint Schedule 13G/A (attached).

Page 9 of 14 Pages

     Exhibit 2 – Power of Attorney for David L. Warnock (previously filed as Exhibit 2 to Schedule 13D/A filed by the Reporting Persons with respect to Concorde Career Colleges, Inc. on February 25, 2003, incorporated herein by reference).
     Exhibit 3 – Power of Attorney for Richard M. Johnston (previously filed as Exhibit 3 to Schedule 13G filed by the Reporting Persons with respect to Pharmanetics, Inc. on May 12, 2003, incorporated herein by reference).
     Exhibit 4 – Power of Attorney for Richard M. Berkeley (previously filed as Exhibit 4 to Schedule 13G filed by the Reporting Persons with respect to Pharmanetics, Inc. on May 12, 2003, incorporated herein by reference).
     Exhibit 5 – Form 10-Q (previously filed by Nobel Learning Communities, Inc. on November 11, 2007, incorporated herein by reference).

Page 10 of 14 Pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 14, 2008

CAMDEN PARTNERS STRATEGIC FUND II-A, L.P.

By:	Camden Partners Strategic II, LLC, its general partner

/s/ Donald W. Hughes

Name: Donald W. Hughes
Title: Managing Member

CAMDEN PARTNERS STRATEGIC FUND II-B, L.P.

By:	Camden Partners Strategic II, LLC, its general partner

/s/ Donald W. Hughes

Name: Donald W. Hughes
Title: Managing Member

CAMDEN PARTNERS STRATEGIC II, LLC

/s/ Donald W. Hughes__

Name: Donald W. Hughes
Title: Managing Member

Page 11 of 14 Pages

DAVID L. WARNOCK

/s/ Donald W. Hughes, as Attorney-in-Fact

Name: David L. Warnock

DONALD W. HUGHES

/s/ Donald W. Hughes

Name: Donald W. Hughes

RICHARD M. JOHNSTON

/s/ Donald W. Hughes, as Attorney-in-Fact

Name: Richard M. Johnston

RICHARD M. BERKELEY

/s/ Donald W. Hughes, as Attorney-in-Fact

Name: Richard M. Berkeley

Page 12 of 14 Pages